

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 3, 2016

Eric A. Rose, M.D.
Chairman and Chief Executive Officer
SIGA Technologies, Inc.
660 Madison Avenue
New York, NY 10065

> **Re:** **SIGA Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 20, 2016**
> **File No. 333-211866**

Dear Dr. Rose:

We have reviewed your response dated September 20, 2016 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

General

1. We note that the revised structure of the offering calls for rights recipients to make an irrevocable subscription for shares of common stock at a price that will be determined based on the VWAP. Rule 415(a)(4) provides that an at-the-market offering must come within the requirements of Rule 415(a)(1)(x). Accordingly, provide us an analysis regarding whether the common shares registered in this offering are qualified to be registered on Form S-3. Without limitation, please consider the guidance in Compliance Disclosure Interpretations, Securities Act Forms, Question 115.17.

Prospectus Cover Page

2.   We note that you have revised the top of the prospectus cover page to remove the number of shares offered. Accordingly, please refer to Regulation S-K, 501(b)(2) and revise the cover page to prominently disclose the number of securities offered. Also, revise the first paragraph to provide the market price information specified in Instruction 2 to Regulation S-K, Item 501(b)(3).

3.   We note your disclosure that in connection with the rights offering, you expect to enter into a backstop agreement with MacAndrews & Forbes Group LLC and certain other parties. Please confirm that prior to effectiveness you will revise to state whether there is a backstop agreement in place and, if so, that you will identify the other parties in the prospectus and file the agreement as an exhibit to the registration statement. Also, please revise the third paragraph of the cover page to highlight the disclosure on page 13 that MacAndrews might be in a control position following the offering and private placement.

Prospectus Summary

The Rights Offering, page 3

4.   Please revise an appropriate subsection of the disclosure to explain briefly how the board determined $0.65 as the amount of the basic subscription right.

Basic Subscription Rights, page 4

5.   We note the example you provide in the second paragraph of page 38 that demonstrates how many shares of common stock that shareholders can expect to receive in the subscription offering for a set dollar amount based on potential subscription prices. Please revise the Summary to provide a similar example to highlight how the subscription works and the potential outcomes.

Use of Proceeds, page 31

6.   Please disclose the $1.76 million backstop fee payment as use of proceeds or advise.

The Rights Offering

Backstop Agreement, page 40

7.   Please revise to discuss the conversion features applicable to the non-voting convertible preferred stock in the event HRS approval is sought but not received.

Eric A. Rose, M.D.
SIGA Technologies, Inc.
October 3, 2016
Page 3

       Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with
any questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: James A. Grayer, Esq. – Kramer Levin Naftalis & Frankel LLP